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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2022

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer E190-E2 Granted Type Certification in China

Zhuhai, China, November 10, 2022 – The Embraer E190-E2 has been granted its Type Certificate by the Civil Aviation Administration of China (CAAC), marking the start of exciting times ahead for Embraer’s E2 programme in China. It is expected that certification for Embraer’s larger E195-E2 aircraft, which is ongoing, will follow shortly.

“CAAC’s certification of the E190-E2 is great news for Embraer and our prospective customers in China,” said Arjan Meijer, President and CEO of Embraer Commercial Aviation. “Certification paves the way for significant E190-E2 business opportunities in China – data reveals that one billion people living in China’s second and third tier cities have never taken a flight.”

Meijer added, “The E190-E2 and E195-E2, seating up to 114 and 146 passengers respectively, offers complementary capacity to China’s indigenous ARJ21 and C919 aircraft. The E2 will not only provide the best in class economics and emission reductions for airlines, but also help to accelerate implementation of China’s Essential Air Service program to connect more secondary and tertiary cities.”

Embraer latest market forecast revealed that 1445 new aircraft in the up to 150-seat category will be delivered in China through 2041; driven by the nation’s long-term economic development, and the continuing trend of the Chinese civil aviation system evolving from point-to-point, to a more hub-and-spoke based network.

Embraer’s E2 family of aircraft enables airlines to build operational flexibility, match capacity with demand, and add frequencies, enhancing connectivity in China in the post epidemic era. E190-E2 and E195-E2 are the most fuel-efficient single aisle aircraft flying today, delivering 17.3% and 25.4% better fuel efficiency per seat respectively, compared to previous generation E-Jets.

“It’s a big moment for our newest generation Embraer jet – the E190-E2 – to be certified by CAAC,” said Guo Qing, Managing Director and VP Commercial Aviation, Embraer China. “Besides its right-size and fuel efficiency, the E190-E2 was born with superior hot-and-high capability. It’s the first aircraft in its class to have flown to some of the world highest airports in western China including Lasha and Yushu. We believe the E190-E2 is the best aircraft to serve low density but high elevation markets in western China with the right performance, more profitability.”

The E190-E2 first began service in Europe in 2018. It is a single aisle jet with a capacity of up to 114 seats in Embraer’s signature two by two seating. Featuring the latest technology yet building on the maturity and reliability of the first-generation E-Jets, the aircraft delivers the lowest operating costs for airlines and outstanding performance that enables access to airports that have restrictions due to higher altitude or shorter runways. The aircraft is also designed for greater passenger comfort with more space for bags, has the smallest noise footprint and lowest emissions.

Image: https://embraer.imagerelay.com/ml/dbe57e40905244a599b603875937334b

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2022

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations